UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

SEC File Number 1-14787 CUSIP NUMBER 247126105
NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
DELPHI CORPORATION

Full Name of Registrant

Former Name if Applicable
5725 Delphi Drive

Address of Principal Executive Office (Street and Number)
Troy, MI 48098

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
      Delphi Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (“Form 10-Q”) could not be filed within the prescribed time period because Delphi could not complete the preparation of the required information without unreasonable effort and expense. As previously announced in Delphi’s Current Report on Form 8-K filed on November 8, 2006, in connection with the audit of Delphi’s 2006 consolidated financial statements and performing related interim procedures for the third quarter, Delphi’s independent auditors identified and informed Delphi of a potential issue with the designation of hedges related to foreign currency. Specifically, Delphi became aware that the hedge designation for foreign currency forward contracts it had entered into to hedge exposure to foreign currency fluctuations may not have satisfied the technical accounting rules under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“FAS 133”) to qualify for exemption from the more strict effectiveness testing requirements. Delphi together with its current and former independent public accounting firms is reviewing the accounting treatment accorded to these contacts.
      Delphi will not be in a position to file its Form 10-Q without unreasonable effort or expense prior to the time the review of the accounting treatment accorded to these contracts is complete. The terms of Delphi’s debtor-in-possession (“DIP”) financing require that Delphi furnish its lenders copies of its periodic filings when such filings are due to be filed with the U.S. Securities and Exchange Commission. An amendment was circulated to lenders under Delphi’s debtor-in-possession facility to provide additional time to complete the periodic filings. Delphi expects the amendment will be effective no later than November 14, 2006.
PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas S. Timko	(248)	813-2000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
      As noted above, Delphi together with its current and former independent public accounting firms is reviewing the accounting treatment accorded to foreign currency forward contracts. Should Delphi’s treatment of these contracts as hedges qualifying for deferral of gains and losses under FAS 133 be determined not to have satisfied the technical accounting rules to qualify for exemption from the standards’ strict effectiveness testing requirements, amounts previously deferred would be recognized in the quarter of the change in value and could impact previously reported results in that quarter. Until the review is completed, a reasonable estimate cannot be made at this time.
DELPHI CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2006	By:	/s/ THOMAS S. TIMKO
Thomas S. Timko,
Chief Accounting Officer and Controller